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GKH Letterhead



                                                        March 16, 2006
                                                        Our ref: 10137
VIA EDGAR
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Securities and Exchange Commission
100 F Street NE
Washington DC 20549
Attention: William Choi, Branch Chief


Re:     DELTA GALIL INDUSTRIES LTD.
        ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 FILED JUNE 27, 2005
        FILE NO. 0-30020
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Ladies and Gentlemen:

        Delta Galil Industries Ltd. (the "Company") submitted the above-referenced filing (the "2004 20-F") on June 27, 2005, and received comments of the Staff of the Securities and Exchange Commission (the "Staff") by letter dated December 19, 2005 from William Choi, Branch Chief, to Yossi Hajaj, the Chief Financial Officer of Delta Galil. By letter dated March 2, 2005, the Staff sent supplemental comments to the Company.

        Set forth below is each supplemental comment and the response of the Company.

        GENERAL

COMMENT:

        1. As requested in our letter dated December 19, 2005, please provide, in writing a statement from the company acknowledging that:

                o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

                o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

                o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States ;

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RESPONSE:

                Attached as EXHIBIT A is the requested statement from the Company acknowledging the above-mentioned matters.

COMMENT:

        CONTROLS AND PROCEDURES PAGES 61

        2. We note your response to comment number 6 in our letter dated December 19, 2005. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by Rule 13a 15 or Rule 15d-15 of the Exchange Act. See Item 15 of Form 20-F.

RESPONSE:

                The Company notes the Staff's comment and will comply by filing an amendment to the 2004 20-F (the "2004 20-F/A"). The Company expects to file the 2004 20-F/A by March 31, 2006.

        FINANCIAL STATEMENTS

        CONSOLIDATED STATEMENTS OF CASH FLOWS, PAGE F-7

COMMENT:

        3. We note your response to comment 9 in our letter dated December 19, 2005. Cash payments for debt issue costs should be classified as a financing activity. See EITF 95-13. Please revise future filings to classify debt issue costs in cash flows from financing activities.

RESPONSE:

                The Company notes the Staff's comment and will comply and reclassify the presentation of debt issue costs in our 2005 20-F.

COMMENT:

        4. We note your response to comment 10 in our letter dated December 19, 2005. It appears that the error in classification of payments related to restructuring cost is material to cash flows provided by operating activities. Please restate your financial statements in accordance with paragraph 36 of APB 20 or tell us why a restatement is not required. Please note the disclosure requirements in paragraph 37 of APB 20.


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RESPONSE:

                The Company notes the Staff's comment and will comply by filing an amendment to the 2004 20-F. The Company expects to file the 2004 20-F/A by March 31, 2006.

        REPORT OF ERNST & YOUNG ALLIED FOR ACCOUNTING AND AUDITING

COMMENT:

        5. We note your response to comment 19 in our letter dated December 19, 2005. Please file an amendment that includes a revised report of Ernst & Young Allied for Accounting and Auditing that refers to the standards of the Public Company Accounting Oversight Board (United States) and that does not refer to auditing standards generally accepted in the United States of America.

RESPONSE:

                The Company will include a revised report of Ernst & Young Allied for Accounting and Auditing that refers to the standards of the Public Company Accounting Oversight Board (United States) with its 2004 20-F/A that it expects to file by March 31, 2006.

        FORM 6-K FILED ON NOVEMBER 16, 2005

COMMENT:

        6. We note that you incorporated Form 6-K into registration statements on Forms S-X and that the press release incorporated by reference in For 6-K includes non-GAAP financial measures. A foreign private issuer that publishes a non-GAAP financial measure in Form 6-K incorporated by reference into a Securities Act registration statement must comply with all of the provisions of Item 10(e) or Regulations S-K. Please refer to Question 31 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonable likely to recur within two year or there was a similar charge or gain within the prior two years. Please refer to Question 8 in Frequently Asked Questions Regarding the Usage of Non-GAAP Financial Measures. Please revise to eliminate charges and gains included in the Non-GAAP measures that are of a recurring nature or are reasonably likely to recur within two years and to disclose:


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               o       The manner in which management uses the Non-GAAP
                       measures to conduct or evaluate your business;

               o The economic substance behind management's decision to use the Non-GAAP measures;

               o The material limitations associate with the use of the Non-GAAP measures as compared to the most directly comparable GAAP measures;

               o The manner in which management compensates for the those limitations when using, the Non-GAAP measures; and

               o The substantive reasons why management believes the Non-GAAP measures provide useful information to investors.

               Refer to http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq/htm

RESPONSE:

                The Company acknowledges Staff's comment and is proposing to submit an amended Report on Form 6-K/A, in which only a redacted version of the press release, excluding certain of the non-GAAP financial information, will be incorporated by reference. The amended Report on Form 6-K/A will be filed in the next few days.

                                    * * * * *

Please contact the undersigned with any further questions regarding this matter.


                                                Very truly yours,

                                                /s/ Daniel Gamulka

                                                Daniel Gamulka
                                                Email: daniel@gkh-law.com
                                                Direct dial: +972-3-607-4474
                                                Fax. +972-3-607-4411


cc:   Yossi Hajaj, CFO
      Delta Galil Industries Ltd.


                                        4

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                                                                       EXHIBIT A
                                                                       ---------

        DELTA GALIL INDUSTRIES LTD. (the "Company") hereby acknowledges to the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's filings with the Commission that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and;

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                        DELTA GALIL INDUSTRIES LTD.

                                        By:  /s/ Yossi Hajaj
                                           -------------------------------------
                                        Name:    Yossi Hajaj
                                        Title:   Chief Financial Officer
                                        March 16, 2006